Direct Dial:    212.468.4944

Email:    rnorton@dglaw.com

September 6, 2018

Carlos Pacho

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 30, 2018
File No. 001-38303

Dear Mr. Pacho:

On behalf of WPP plc (the “Company”), this letter responds to the comment received from the Commission in a letter dated August 27, 2018 (“Comment Letter No. 2”). For ease of reference in this letter, the Commission’s comment contained in Comment Letter No. 2 is reproduced in bold in this letter, and the corresponding response of the Company is shown below such comment.

1.

We note your response to comment 2 in our letter dated July 24, 2018. You state regarding Memac and Mindshare Lebanon that the Syrian contacts did not involve government clients. You make no such statement regarding the services provided in Syria by JWT LL. Please clarify for us whether JWT provided advertising services to Syrian government clients and, if so, describe the advertising services provided.

JWT Limited Liability, a Syrian company, did not provide advertising services to Syrian government clients in 2015, 2016, 2017 or to date in 2018.

* * * *

On behalf of the Company we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Cc:	Andrea Harris, Esq.